                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                 Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92908B 30 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           BAPEF Investments XII Ltd.
                                  P.O. Box 431
                      13-15 Victoria Road, St. Peter Port
                       Guernsey GY1 3ZD, Channel Islands

                                with a copy to:
                                  Scott Benner
                        Heller Ehrman White & McAuliffe
                        35th Floor, One Exchange Square
                               8 Connaught Place
                               Central, Hong Kong
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 12, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 92908B 30 3
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BAPEF Investments XII Ltd.
    EIN: N/A
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,248,159
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,248,159
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,248,159
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.44
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 3  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Baring Asia Private Equity Fund LP1
    EIN: 51-0398789

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    645,2660
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    645,266
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     645,266

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.27

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 4  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Baring Asia Private Equity Fund LP2
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,047,375
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,047,375
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,047,375

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.80

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 5  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Baring Asia Private Equity Fund LP3
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    860,352
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    860,352
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     860,352

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.37

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 6  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Baring Asia Private Equity Fund LP4
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    654,729
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    654,729
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     654,729

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.41

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 7  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BAPEF Co-Investment LP
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    40,437
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    40,437
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,437

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.58

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 8  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BAPEF Advisers LP
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,248,159
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,248,159
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,248,159

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.44

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

CUSIP NO. 92908B 30 3             13D                        PAGE 9  OF  9 PAGES
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Baring Asia (GP) Limited
    EIN: N/A

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, OO

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Guernsey, Channel Islands

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,248,159
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,248,159
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,248,159

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     75.44

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN

--------------------------------------------------------------------------------

  *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER IS HEREBY AMENDED IN ITS ENTIRETY AS FOLLOWS:

     This statement on Amendment No. 4 to Schedule 13D relates to the common stock, US$0.01 par value per share (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Vsource" or "Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, California 92127.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION IS HEREBY AMENDED AS
         FOLLOWS:

(A) Following the last sentence of paragraph (a), the following sentence is inserted:


     This figure has been adjusted, however, to 48,306 shares of Common Stock, to reflect the 20-to-1 reverse stock split effected by the Issuer as of November 20, 2002, as more completely described in Item 4, below.


(B) Following the last sentence of paragraph (b), the following sentence is inserted:


     This figure has been adjusted, however, to 105,853 shares of Common Stock, to reflect the 20-to-1 reverse stock split effected by the Issuer as of November 20, 2002, as more completely described in Item 4, below.


(C) The final paragraph of Item 3 is deleted and the following paragraph is inserted in lieu of:

     As described in Item 4, below, on or before October 25, 2002, BAPEF XII exchanged its Series A Notes, Series B Notes, Series B Warrants and Series B-1 Warrants for 5,094 shares of Series 4-A Preferred Stock, which was convertible into 101,880,000 shares of Common Stock. This figure has been adjusted, however, to 5,094,000 shares of Common Stock, to reflect the 20-to-1 reverse stock split effected by the Issuer as of November 20, 2002 (as more completely described in Item 4, below) all of which have been included in the calculation of beneficial ownership.

ITEM 4.  PURPOSE OF TRANSACTION IS HEREBY AMENDED AS FOLLOWS:

(A) The final two sentences of the paragraph entitled "Automatic Conversion" is deleted and the following sentences are inserted in lieu of:

     The conversion rate was initially the Original Issue Price of US$2,000 divided by US$0.10. In connection with Vsource's private placement and pursuant to the shareholder approval given at Vsource's annual meeting of shareholders held on August 16, 2002, Vsource's Board of Directors approved on October 21, 2002 a 20-to-1 reverse stock split of all of its issued and outstanding common stock, par value $0.01 per share, which became effective on November

20, 2002. The conversion rate, as adjusted for the reverse stock split, is currently the Original Issue Price of US$2,000 divided by US$2.00. One share of Series 4-A Preferred Stock is, therefore, currently convertible into 1,000 shares of Vsource Common Stock.


(B) The final two paragraphs of Item 4 are deleted and the following paragraphs inserted in lieu thereof:

     VOTING AGREEMENT. On June 12, 2003, BAPEF XII entered into a Vsource Stockholder Voting Agreement (the "Voting Agreement") with the Issuer and Team America, Inc. ("Team"). The Voting Agreement was entered into in connection with the execution by Team and the Issuer of a Merger Agreement dated as of June 12, 2003 (the "Merger Agreement"), pursuant to which the Issuer will be merged with and into a wholly-owned subsidiary of Team (the "Merger"). In the Voting Agreement, BAPEF XII agreed that it will, during the term of the Voting Agreements, (i) cause all shares of capital stock of the Issuer owned by BAPEF XII to be counted as present at any meeting of stockholders of the Issuer; (ii) vote or consent all such shares in favor of the Merger and against any proposal (including with respect to alternative transactions) inconsistent with the timely consummation of the Merger; and (iii) appoint Team as its irrevocable proxy to vote all such shares in accordance with the foregoing. Under the Voting Agreement, the obligations of BAPEF XII as described above are subject to Team entering into certain agreements with its stockholders and lenders, substantially in accordance with agreed terms. In addition, in the Voting Agreement, BAPEF XII has agreed that, during the term of the Voting Agreement, subject to certain listed exceptions, it would not make, offer to make, or agree to make any disposition of its shares of capital stock of the Issuer or grant any proxy or enter into any voting agreement inconsistent with the terms of the Voting Agreement. The Voting Agreement terminates upon the earlier of the consummation of the Merger or the termination of the Merger Agreement in accordance with its terms. The Reporting Persons are aware that other significant stockholders of the Issuer entered into similar agreements with the Issuer and Team, but no Reporting Person is a party to any such agreement with any other stockholder.

     Also on June 12, 2003, BAPEF XII entered into a Stockholder Voting Agreement (the "Post-Closing Stockholder Agreement") with certain other current stockholders of the Issuer and Team. Under the Post-Closing Stockholder Agreement, the parties agree that, from and after the closing of the Merger, they will be restricted from voting shares of capital stock of Team that they will own in favor of certain proposals if holders of a specified percentage of such shares held by the parties to the Post-Closing Stockholder Agreement (which percentage differs for different proposals) indicate opposition to any such proposal. The Post-Closing Stockholder Agreement is not applicable to the Reporting Persons' holdings of shares of capital stock of the Issuer and, until the consummation of the Merger, none of the Reporting persons have any obligations or restrictions with respect to such shares under the Post-Closing Stockholder Agreement.

     Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans.

     The above summary of the terms of the NetCel360 Acquisition Agreement, the Amended and Restated Bridge Loan Agreement, as amended, the Bridge Loans, the Series A Purchase Agreement, the Series A Convertible Notes, the Series 3-A Preferred Stock, the Series B Exchangeable Note and Warrant Agreement, the Series B Exchangeable Notes, the Series B Warrants, the Series B-1 Exchangeable Note and Warrant Agreement, the Series B-1 Exchangeable Notes, the Series B-1 Warrants, the Series 4-A Stock Purchase Agreement, the Securities Exchange Agreement, the Registration Rights Agreement, the Stockholders Agreement, the Series 4-A Preferred Stock, the Voting Agreement, the Post-Closing Stockholder Agreement and the Merger Agreement is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER IS HEREBY AMENDED IN ITS ENTIRETY AS FOLLOWS:

     Each of the calculations in this Item 5 is based on 6,957,087 shares of Common Stock outstanding. This number consists of (i) 1,863,087 shares of Common Stock outstanding as of March 31, 2003, as reported in Vsource' s most recent annual report on Form 10-K/A for the annual period ended January 31, 2003, and
(ii) 5,094,000 shares of Common Stock, which underlie the shares of Series 4-A Preferred Stock directly held by BAPEF XII. For purposes of calculating beneficial ownership of each of the Reporting Persons, as required by rules of the Commission, it is assumed that only the securities convertible into Common Stock held by such Reporting Person are so converted.

     As of the date of this filing, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as set forth in the following table:



                                      Shares of Common Stock
         Entity                       (approximate due to rounding)          Percent of Common Stock
         ----------------------------------------------------------------------------------------------
         BAPEF XII                    5,248,159                              75.44%
         LP1                          645,266                                 9.27%
         LP2                          3,047,375                              43.80%
         LP3                          860,352                                12.37%
         LP4                          654,729                                 9.41%
         Co-Investment                40,437                                  0.58%
         BAPEF Advisers               5,248,159                              75.44%
         Baring Asia                  5,248,159                              75.44%


     The number of shares which each Reporting Person has voting or dispositive power is set forth as follows:

         1.       Sole power to vote or to direct the vote:
                  0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.


         2.       Shared power to vote or direct the vote:

                  BAPEF XII                 5,248,159
                  LP1                       645,266
                  LP2                       3,047,375
                  LP3                       860,352
                  LP4                       654,729
                  Co-Investment             40,437
                  BAPEF Advisers            5,248,159
                  Baring Asia               5,248,159


         3.       Sole power to dispose or direct the dispositions of:
                  0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.


         4.       Shared power to dispose or direct the dispositions of:

                  BAPEF XII                 5,248,159
                  LP1                       645,266
                  LP2                       3,047,375
                  LP3                       860,352
                  LP4                       654,729
                  Co-Investment             40,437
                  BAPEF Advisers            5,248,159
                  Baring Asia               5,248,159


Except as reported above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Description
-----------       -----------
     4.1(*)       Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.1 of Vsource's Form 8-K for the events reported on October 30, 2000, filed on November 14, 2000

     4.2(*) Amendment to Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.3 of Vsource's
                  Form 8-K for the events reported January 16, 2002, filed on January 23, 2002

     4.3(*) Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource's
                  Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

     4.4(*)       NetCel360 Acquisition Agreement by and among Vsource and
                  NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource's Form 10-Q for the quarter ended
                  April 30, 2001 filed on June 14, 2001

     4.5(*)       Amendment to NetCel360 Acquisition Agreement dated June 22,
                  2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

     4.6(*) Amended and Restated Bridge Loan Agreement dated May 24, 2001 by and among NetCel360, NetCel360.com, NetCel360 Sdn Bhd, a
                  Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's
                  Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

     4.7(*) First Amendment to Amended and Restated Bridge Loan Agreement dated June 22, 2001 by and among NetCel360, NetCel360.com,
                  NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360 ("NetCel Malaysia") and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

     4.8(*)       Series A Purchase Agreement dated June 25, 2001 by and among
                  Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein,


Exhibit No.       Description
-----------       -----------

                  incorporated herein by reference to Exhibit 4.4 of Vsource's
                  Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

     4.9(*) Series B Exchangeable Note and Warrant Purchase Agreement incorporated herein by reference to Exhibit 4.7 to Vsource's
                  Form 10-Q for the quarter ended July 31, 2001 filed on September 26, 2001

     4.10(*) Series A Convertible Promissory Note dated June 25, 2001 by and between BAPEF XII and Vsource in the principal amount of US$1 million, incorporated herein by reference to Exhibit
                  4.9 to Schedule 13D filed December 28, 2001 by the Reporting
                  Persons

     4.11(*) Exchangeable Promissory Note dated July 12, 2001 by and between BAPEF XII and Vsource in the principal amount of US$2,050,000 incorporated herein by reference to Exhibit 4.10 to Schedule 13D filed December 28, 2001 by the Reporting
                  Persons

     4.12(*) Common Stock Purchase Warrant dated July 12, 2001 by and between Vsource and BAPEF XII in connection with right to purchase 10,250,000 shares of Vsource Common Stock incorporated herein by reference to exhibit 4.11 to Schedule
                  13D filed December 28, 2001 by the Reporting Persons

     4.13(*) Series B-1 Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 incorporated herein by reference to
                  Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6, 2002

     4.14(*)      Form of Series B-1 Exchangeable Promissory Note incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6,
                  2002

     4.15(*)      Form of Series B-1 Common Stock Purchase Warrant incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February 6,
                  2002

     4.16(*)      Series 4-A Convertible Stock Purchase Agreement dated
                  October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002


Exhibit No.       Description
-----------       -----------

     4.17(*)      Convertible Securities Exchange Agreement dated October 23,
                  2002 by and among Vsource and certain Security Holders named therein incorporated herein by reference to Exhibit 4.5 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

     4.18(*)      Registration Rights Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.3 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28,
                  2002

     4.19(*)      Stockholders Agreement dated October 25, 2002 by and among
                  Vsource and certain Investors named therein incorporated
                  herein by reference to Exhibit 4.2 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28,
                  2002

     4.20(*)      Designation, Preferences and Rights of Series 4-A Convertible
                  Preferred Stock of Vsource incorporated herein by reference to
                  Exhibit 3.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002.

     4.21(*) Form of Vsource Stockholder Voting Agreement 2003 entered into on June 12, 2003 by and among TEAM America Inc., an Ohio corporation, Vsource and BAPEF XII incorporated herein by reference to Exhibit A of Exhibit 2.1 of Vsource's Form 8-K, filed on June 13, 2003.

     4.22(*)      Merger Agreement dated June 12, 2003 by and among Vsource,
                  TEAM America Inc., and Beaker Acquisition Co. Inc.
                  incorporated herein by reference to Exhibit A of Vsource's
                  Form 8-K filed on June 13, 2003.

     4.23 Form of Stockholder Voting Agreement dated June 12, 2003 by and among BAPEF XII and certain Vsource shareholders named therein.

* Previously filed with the Securities and Exchange Commission

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: 13 JUNE, 2003


BAPEF INVESTMENTS XII, LIMITED                          BARING ASIA PRIVATE EQUITY FUND LP4

By:         /s/ A. W. Guille                            By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director                                        Title:  Director, Baring Asia (GP) Limited
                                                          As General Partner of BAPEF Advisers LP as
                                                          General Partner of the Baring Asia Private
                                                          Equity Fund LP4


BARING ASIA PRIVATE EQUITY FUND LP1                     BARING ASIA PRIVATE EQUITY FUND
                                                        CO-INVESTMENT LP

By:         /s/ A. W. Guille                            By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director, Baring Asia (GP) Limited
     As General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP as
     LP as General Partner of the Baring                  General Partner of the Baring Asia Private
     Asia Private Equity Fund LP1                         Equity Co-Investment LP


BARING ASIA PRIVATE EQUITY FUND LP2                     BAPEF ADVISERS LP

By:         /s/ A. W. Guille                         By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director, Baring Asia (GP) Limited
     as General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP
     LP as General Partner of the Baring
     Asia Private Equity Fund LP2


BARING ASIA PRIVATE EQUITY FUND LP3                     BARING ASIA (GP) LIMITED

By:         /s/ A. W. Guille                         By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director
     as General Partner of BAPEF Advisers
     LP as General Partner of the Baring
     Asia Private Equity Fund LP3


     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

DATED: 13 JUNE, 2003

BAPEF INVESTMENTS XII, LIMITED                          BARING ASIA PRIVATE EQUITY FUND LP4

By:         /s/ A. W. Guille                            By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director                                        Title:  Director, Baring Asia (GP) Limited
                                                          As General Partner of BAPEF Advisers LP as
                                                          General Partner of the Baring Asia Private
                                                          Equity Fund LP4


BARING ASIA PRIVATE EQUITY FUND LP1                     BARING ASIA PRIVATE EQUITY FUND
                                                        CO-INVESTMENT LP

By:         /s/ A. W. Guille                         By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director, Baring Asia (GP) Limited
     As General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP as
     LP as General Partner of the Baring                  General Partner of the Baring Asia Private
     Asia Private Equity Fund LP1                         Equity Co-Investment LP


BARING ASIA PRIVATE EQUITY FUND LP2                     BAPEF ADVISERS LP

By:         /s/ A. W. Guille                         By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director, Baring Asia (GP) Limited
     as General Partner of BAPEF Advisers                 As General Partner of BAPEF Advisers LP
     LP as General Partner of the Baring
     Asia Private Equity Fund LP2


BARING ASIA PRIVATE EQUITY FUND LP3                     BARING ASIA (GP) LIMITED

By:         /s/ A. W. Guille                         By:      /s/ A. W. Guille
   ---------------------------------------------        --------------------------------------------------
Name:   Mr. A. W. Guille                                Name:   Mr. A. W. Guille
Title:  Director, Baring Asia (GP) Limited              Title:  Director
     as General Partner of BAPEF Advisers
     LP as General Partner of the Baring
     Asia Private Equity Fund LP3
